SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                            Form 11-K
                          ANNUAL REPORT
                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE

     OCTOBER 7, 1996)

     For the Fiscal Year Ended December 31, 2002.

                             OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _______ to _______

     Commission File Number                 333-13143
                                            ---------


          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


            MILLENNIUM SAVINGS & INVESTMENT PLAN

                        (the "Plan")


          B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                  Millennium Chemicals Inc.
                     230 Half Mile Road
                 Red Bank, New Jersey 07701

                 Annual Report on Form 11-K

                           Item 4

                    Financial Statements

           Millennium Savings and Investment Plan



                 December 31, 2002 and 2001

             Millennium Savings and Investment Plan

  Table of Contents to the Financial Statements and Additional
                           Information



                                                          Page

Financial Statements:

Report of Independent Auditors                               2
Statement of Net Assets Available for Benefits
 as of December 31, 2002 and 2001                            3
Statement of Changes in Net Assets Available for Benefits
 for the Year Ended December 31, 2002                        4
Notes to Financial Statements                                5

Additional Information*:

Schedule H, Item 4i - Schedule of Assets Held for
Investment Purposes                                         12
Schedule H, Item 4j - Schedule of Reportable Transactions   13



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.

                            PricewaterhouseCoopers LLP
                            400 Campus Drive
                            P.O. Box 988
                            Florham Park  NJ  07932
                            Telephone (973)236 4000
                            Facsimile (973)236 5000


               Report of Independent Auditors

To the Participants and Administrator of Millennium Chemicals Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Millennium Chemicals Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.
The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
June 27, 2003

          Millennium Savings and Investment Plan
    Statements of Net Assets Available for Benefits

                                                     December 31
                                               ----------------------------
                                                   2002           2001
                                               ------------    ------------
Assets
Investments:
  Common Stock                                 $  1,984,774    $  7,114,247
  Millennium Chemicals Inc. common stock         19,661,311      23,114,133
  Mutual Funds                                   33,402,250      33,365,294
  U.S. Government Securities                         56,072             -
  Commingled Investment Contract Fund at
                          Contract Value                -           782,771
  Guaranteed and Synthetic Investment
                            Contracts                   -        30,318,080
  Short-Term Investments                         30,295,293         538,649
  Participant Loans                               3,227,401       3,436,454
                                               ------------    ------------
Total Investments                                88,627,101      98,669,628

Receivables/ (Payables):
  Dividends and Interest                                -           138,383
  Due to Broker for Unsettled Transactions              -           (83,036)
                                               ------------    -------------
Net Assets Available for Benefits              $ 88,627,101    $ 98,724,975
                                               ============    =============



The accompanying notes are an integral part of these financial statements.

              Millennium Savings and Investment Plan
       Statement of Changes in Net Assets Available for Benefits


                                                               Year Ended
                                                            December 31, 2002
                                                            -----------------
Dividend income                                             $       930,113
Interest income                                                   1,521,268
Participant contributions                                         7,444,666
Employer contributions                                            3,810,780
                                                            -----------------
    Total additions                                              13,706,827

Net depreciation in fair value of investments                    14,361,965
Benefits paid to participants                                     9,364,780
Administrative expenses                                              77,956
                                                            -----------------
       Total deductions                                          23,804,701

Net decrease                                                    (10,097,874)
                                                            -----------------

Net Assets Available for Benefits at beginning of year           98,724,975
                                                            -----------------
Net Assets Available for Benefits at end of year            $    88,627,101
                                                            =================

The accompanying notes are an integral part of these financial statements.

             Millennium Savings and Investment Plan
                  Notes to Financial Statements


1. Description of the Plan

The  following description of the Millennium  Savings  and
Investment   Plan  (the  "Plan")  provides  only   general
information.   Participants  should  refer  to  the   Plan
document for a more complete description of the Plan's provisions.

General
The  Plan is a defined contribution plan available to  all
United  States employees, 21 years or older, of Millennium
Chemicals Inc. (the "Company") who are regular, full-time,
non-represented employees; part-time employees  that  have
worked   1,000  hours;  and  certain  regular,   full-time
represented employees that are covered under a  collective
bargaining  agreement  that allows  eligibility  into  the
Plan.   A participant is eligible to participate effective
immediately.

Contributions
Each  year,  participants  may contribute  up  to  17%  of
eligible  compensation in 1% increments  for  contribution
into the Plan on a pretax basis.  The Plan sponsor matches
75% of the first 6% of basic contributions.  The match  is
funded  primarily  in  Millennium  Chemicals  Inc.  common
stock.   There   is  no  employer  match  on   participant
contributions  in  excess  of 6%  of  wages  (supplemental
contributions). Contributions are recorded  when  withheld
from  participants by the Plan sponsor and  are  deposited
twice   each  month.  On  or  after  February  11,   2002,
participants who are age 50 or older, or who attain age 50
during the calendar year, may sell the employer securities
in  his or her Employer Matching Contribution Account  and
reinvest the proceeds in any of the core funds or the
BrokerageLink, subject to applicable limitations in  the
plan.  Additionally,  see Note  10   -  Subsequent  Events
regarding   changes   to   participant   eligibility   for
diversification of assets in the Plan and participant contribution limits. The maximum pre-tax contribution allowed by the Internal Revenue Service was $11,000 and $10,500 for 2002 and 2001, respectively.

Vesting
Participants are immediately vested in their contributions, company contributions and earnings thereon.

Trust
On  April  1,  2002,  Fidelity  Management  Trust  Company
("Fidelity")  became the recordkeeper and trustee  of  the
Plan.   Participant  account balances  were  automatically
transferred from Bankers Trust Company of New York, former
trustee,  and Metropolitan Life Insurance Company,  former
recordkeeper,   to   Fidelity,  which   provides   similar
investment options.

Distributions and Loans
Distributions of any participant's vested account  balance
may  be  made  upon the participant attaining certain  age
requirements, termination of employment, death,  permanent
disability, termination of the Plan or a change in control
as   defined  in  the  Plan  document.   Participants  are
permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal of any type is allowed in a 12-month period.

Participants  may  borrow against their  account  balance.
The  minimum  amount a participant may borrow  is  $1,000.
Total  loans to a participant cannot exceed the lesser  of
$50,000 or 50% of the participant's account balance.   The
amount  of any loan will be withdrawn in a ratio  that  is
proportionate  to  the  participant's  balance   in   each
investment fund.  Loans shall bear interest at  the  prime
lending  rate (at the date of the loan) plus  1%  and  are
repayable within 5 years from the date of borrowing,  with
the  exception  of  loans in excess  of  $15,000  used  to
acquire  a primary residence, which are repayable  over  a
period  of up to 10 years.  As loans are repaid, both  the
principal  and interest are deposited to the participant's
current  investment  fund  elections.   A  portion  of   a
participant's investment account is pledged as collateral for the loan.


2.  Plan Transfers and Mergers

On   July   1,  2001,  a  group  of  participants  (United
Steelworkers  of America - Local 12200 and PACE  Local  2-
0020) in the United Steelworkers of America (USWA) Savings
Program - Millennium Inorganic Chemicals Inc. 401(k) Plan transferred into the Plan. This represented a transfer of approximately $.4 million of assets into the Plan.

On   March   9,   2001,  a  group  of  participants   (the
International  Union of Painters & Allied Trades  -  Local
1937  HPP and the United Steelworkers of America  -  Local
14019 HPP) in   the  USWA  Savings  Program  -  Millennium
Inorganic Chemicals Inc. 401(k) Plan transferred into the
Plan. This represented a transfer of approximately $2.9 million of assets into the Plan.


3.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United
States of America.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Valuation of Investments and Income Recognition
The  Plan's  investments are stated at fair value.  Quoted
market  prices are used to value investments.   Shares  of
mutual funds are valued at the net asset value of shares held by the Plan at year end.

In  2001,  guaranteed  and synthetic investment  contracts
were  recorded at their contract values (which represented
cost  plus  accrued  interest  for  guaranteed  investment
contracts  and  fair  value of  the  collateral  plus  the
benefit  responsive  wrap value for  synthetics),  as  the
contracts  were  fully benefit responsive.   For  example,
participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. Investments in the Bankers Trust Company
BT  Pyramid  Directed  Account Cash Fund  and  BT  Pyramid
Discretionary Account Cash Fund were recorded on the basis of cost, which approximated fair value.

Investments  in  the BrokerageLink are  recorded  at  fair
value.  Fair value of investments is determined by  quoted
market  prices  in  an active market, if  available.   For
those  securities with no quoted market prices, fair value
is  estimated by the Trustee.  Information included in the
financial   statements   related  to   the   BrokerageLink
represents   the  aggregation  of  individual  participant
accounts   and,  as  a  result,  the  investment   results
presented  are not representative of the results  obtained
by   each   participant   in   that   fund.    Individuals
participating in the BrokerageLink should refer  to  their
individual  participant account statements for information
regarding  their  own  investment performance.   The  Plan
sponsor,  the Benefits Administration Committee  and  Plan
Trustee do not take responsibility for the investment decisions of individual participants.

Purchases and sales of securities are recorded on a trade-
date  basis.   Dividends are recorded on  the  ex-dividend
date. Interest income is recorded as earned on an accrual basis.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Since  April 1, 2002, trustee and recordkeeping  fees  are
paid   by  the  Company.   Other  expenses  are  paid   by
participants.   Prior  to  April 1,  2002,  administrative
expenses of the Plan were paid by the Trust and allocated to participant accounts on a pro-rata basis based on account balances.

Use of Estimates
The  preparation  of  the  Plan  financial  statements  in
conformity  with accounting principles generally  accepted
in   the  United  States  of  America  requires  the  Plan
administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds,
which  includes  a  combination of  stocks,  bonds,  fixed
income  securities,  mutual  funds  and  other  investment
securities.   Due  to  the level of risk  associated  with
certain investment securities and the level of uncertainty
related   to  the  changes  in  the  value  of  investment
securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


4.  Investment Contracts with Insurance Companies

The Plan used a fixed income fund to invest in a number of guaranteed investment contracts. The average yield for the investment contracts was 5.60% for the year ended
December 31, 2001. The crediting interest rates were 5.41% at March 31, 2002 and ranged from 4.62% to 6.95% at December 31, 2001, and were determined based on the balance and the activity in the account. All investment contracts with insurance companies were liquidated during the 2002 Plan year.

Selected contracts had crediting interest rate resets on a quarterly or annual basis. There were no limitations on guarantees under the terms of the contracts. No valuation reserves had been established to adjust contract amounts due to the creditworthiness of the contract issuers. The contracts included in the financial statements were stated at contract value (which represented contributions made under the contract plus earnings, less withdrawals and administrative expenses) because the contracts were fully benefit responsive. The contract value of the investment contracts approximated fair value at December 31, 2001.


5.  Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in these financial statements to the Form 5500:

                                     December 31, 2002
                                     -------------------

Net assets available for benefits    $88,627,101
    as reported in these financial
    statements

Less:
  Loan amounts that have been             (8,870)
  deemed distributed
                                     -------------------

Net assets available for             $88,618,231
benefits per Form 5500
                                     ===================



7.  Investments in Excess of 5% of Assets

The following individual investments represented more than 5% of Plan assets at December 31, 2002:

Fidelity Retiree Money Market Fund                   $28,817,379
Millennium Chemicals Inc. Stock                       19,661,311
Fidelity Mid-Cap Fund                                  7,970,958
Fidelity Freedom 2030 Fund                             5,825,336
Spartan US Equity Index Fund                           5,591,816

The following individual investments represented more than 5% of Plan assets at December 31, 2001:

Bankers Trust Company Pyramid Stable Value Gov't Fund II    $ 25,832,224
Millennium Chemicals Inc. Stock                               23,114,133
Bankers Trust Company Pyramid Mid Cap Fund                    10,781,258
Bankers Trust Company Lifecycle Long Range Fund                7,658,113
Bankers Trust Company Pyramid Equity 500 Index Fund            6,876,965

During 2002, the Plan's investments (including gains and losses on investments bought and sold during the year) depreciated in value by $14,361,965 as follows:

     Common stock                           $    (735,821)
     Millennium Chemicals Inc.common stock     (4,852,785)
     Mutual funds                              (8,388,371)
     U.S. Government securities                   (20,803)
     Short-term investments                      (364,185)
                                            --------------
                                            $ (14,361,965)
                                            ==============

The employer matching portion of the Millennium Chemicals
Stock Fund is non-participant directed, except as noted in
Note 1.



8.   Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        December 31,
                                                     ------------------
                                                     2002          2001
                                                 ------------  ------------
        Net Assets:
        Millennium Chemicals Inc. common stock   $ 19,661,311  $ 23,114,133
        Short-Term investments                        517,613       482,773
                                                 ------------  ------------
                                                 $ 20,178,924  $ 23,596,906
                                                 ============  ============


                                        Year Ended
                                         December
                                         31, 2002
                                      -------------
        Changes in Net
        Assets:
         Contributions              $  4,722,740
         Dividends                       241,362
         Interest                         31,030
         Administrative expenses         (14,467)
         Net depreciation             (4,852,785)
         Benefits paid                (1,818,128)
         Interfund transfers          (1,727,734)
                                    -------------
                                    $ (3,417,982)
                                    =============



9.  Tax Status

The   Internal   Revenue  Service  (IRS)  has   issued   a
determination  letter dated December 2,  2002,  indicating
that  the  Plan  qualifies under  Section  401(a)  of  the
Internal  Revenue Code (IRC) and, therefore, the  Plan  is
not  subject  to  tax  under Section 501(a)  of  the  IRC.
Although  the  plan has been amended since  receiving  the
determination letter, the Plan Sponsor and the Plan's  tax
counsel believe that the Plan is designed and is currently
being   operated   in  compliance  with   the   applicable
requirements of the IRC. Accordingly, no provision for federal income taxes has been made.

10.  Subsequent Events

Effective   January  1,  2003,  all  participants   became
eligible  to diversify out of their company match  account
within   the   company   stock  fund.    Under   the   new
diversification feature, participants have the choice to retain their company match account within the Millennium
Chemicals Stock Fund, or sell the stock and transfer the proceeds into one or more of the other investment vehicles offered in the Plan, subject to Plan provisions.

Effective January 1, 2003, participants may contribute up to 30% of eligible compensation in 1% increments.

 Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                             December 31, 2002


                            Description of Investments
   Identity of Issuer,      Including Maturity Date,
   Borrower or Similar      Rate of Interest Par or                     Market
          Party                  Maturity Value             Cost        Value
------------------------  -----------------------------  -----------  ----------
 BROKERAGELINK
 Common Stock                                                         $1,935,881
 Preferred Stock                                                          48,893
 Income Oriented Mutual
                 Funds                                                   276,011
 Growth Oriented Mutual
                 Funds                                                 1,917,898
 Government Debt                                                          56,072
 Cash and Money Market                                                   960,301
*Millennium Chemicals
           Inc. Stock     Common Stock                   $32,819,724  19,661,311
*PIMCO Total Return Adm   Registered Investment Company                1,044,596
*PIMCO High Yield Adm     Registered Investment Company                   51,965
*LM Value Trust FI CL     Registered Investment Company                  184,486
*Fidelity Equity Inc.     Registered Investment Company                  312,907
*Fidelity Growth Co       Registered Investment Company                  236,152
*Fidelity Grow & Inc.     Registered Investment Company                  153,407
*Fidelity Low PR STK      Registered Investment Company                1,065,993
*Fidelity Diversity Intl  Registered Investment Company                3,308,972
*Fidelity Mid-Cap Stock   Registered Investment Company                7,970,958
*Fidelity Freedom Income  Registered Investment Company                   93,213
*Fidelity Freedom 2000    Registered Investment Company                  182,372
*Fidelity Freedom 2010    Registered Investment Company                1,846,740
*Fidelity Freedom 2020    Registered Investment Company                3,326,537
*Fidelity Freedom 2030    Registered Investment Company                5,825,336
*Fidelity Retirement
        Money Market      Registered Investment Company               28,817,379
*Spartan US Equity Index  Registered Investment Company                5,591,816
*Fidelity Freedom 2040    Registered Investment Company                   12,891
*Short Term Investments                                                  517,613
*Participant loans        Interest rates ranging from
                          5.75% - 10.5%, maturity dates
                          ranging from January 16,
                          2003 to September 16, 2012                   3,227,401
                                                                    ------------
                                                                     $88,627,101
                                                                    ============



 * Indicates a party-in-interest as defined by ERISA.

 Information certified as accurate and complete by Fidelity Management Trust Company

  Millennium Savings and Investment Plan
  Schedule H, Line 4j - Schedule of Reportable Transactions
  December 31, 2002


                                   Disposed                      Acquired
                        ------------------------------  ------------------------
  Security Description  Sales   Proceeds  Gain/ (Loss)     Purchases        Cost
  --------------------  -----  ---------  ------------  ------------  ----------
* Millennium Chemicals
     Inc. Common Stock     58  4,321,354   (1,895,144)            40  39,692,928




  * Indicates a party-in-interest as defined by ERISA.

                           SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              MILLENNIUM SAVINGS & INVESTMENT PLAN



Date: June 27, 2003           By:     /s/ C. William Carmean
                              ------------------------------
                              C. William Carmean
                              Member, Benefits Administration Committee

                          EXHIBIT INDEX



EXHIBIT                                                  PAGE
                                                         ----

  I Consent of PricewaterhouseCoopers LLP, independent accountants,
       Florham Park, New Jersey